

Mail Stop 3561

June 19, 2007

Mr. Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

> **RE:** **J. C. Penney Company, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed April 4, 2007**
> **Form 10-Q for Fiscal Quarter Ended May 5, 2007**
> **File No. 1-15274**

Dear Mr. Cavanaugh:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 3, 2007

Consolidated Statements of Cash Flows, page F-6

1. Please tell us in detail how you classify cash flows from discontinued operations and your basis in GAAP for each of the classifications. In doing so, please specifically address taxes, fees, transaction costs and estimated post-closing adjustments related to discontinued businesses, cash payments for the Eckerd-related reserves and tax and other payments referred to in Note 2. Please also tell us why you believe your classification of proceeds from the sale of discontinued operations as an investing activity of continuing operations is appropriate. In your response, please explain the facts and circumstances that support a classification other than "discontinued operations" on a basis consistent with the classification of income from discontinued operations in the consolidated statements of operations.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-7

Vendor Allowances, page F-9

2. Please disclose the amount of cooperative advertising payments and other vendor allowances offset against each operating expense line item for the years presented. Also, to the extent material to an understanding of your operating results please include a discussion and analysis of vendor allowances in managements' discussion and analysis of financial condition and results of operations.

Leases, page F-12

3. Please tell us your basis for amortizing developer/tenant allowances referred to in the second paragraph upon receipt of the allowances as opposed to the date of initial possession of leased premises. In addition, please clarify your disclosure as appropriate.

Note 20. Litigation, Other Contingencies and Guarantees, page F-39

4. Please tell us the significance of the potential environmental liabilities disclosed in the second and third paragraphs. Please address the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations or liquidity. In addition, tell us the significant assumptions and judgments underlying the recognition and measurement of the liabilities. If there is a least a reasonable possibility that a loss exceeding amounts recognized

may have been incurred please disclose estimates of the possible loss or range of loss or state that such estimates cannot be made. Refer to SAB Topic 5:Y and SFAS 5.

5. We note your references to the independent engineering firm and the outside consultant in regard to environmental matters. Please name and file the written consent of the independent engineering firm and outside consultant to whom you refer. Alternatively, please remove the references to these persons. If you do not believe consents are required, please explain in detail. Refer to Section 436(b) of Regulation C, Section 7(a) of the Securities Act of 1933 and Item 601(b)(23) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended May 5, 2007

Notes to Unaudited Interim Consolidated Financial Statements

Note 1) Nature of Operations and Summary of Significant Accounting Policies, page 4

6. We note that you may be the guarantor of certain outstanding debt securities of JCP. Please advise. Also, tell us in detail why your disclosure complies with Rule 3-10 of Regulation S-X, including paragraphs (i)(9) and (i)(10) . In doing so, please address the disclosure included in your most recent annual report as well.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William H. Thompson
Branch Chief